UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) OR (g) of the Securities Exchange Act of 1934

                            FAR REACH HOLDINGS, LTD.
                 (Name of Small Business Issuer in its charter)

                NEVADA                                33-0885763
(State or other jurisdiction of                    (I.R.S. Employer
Incorporation or organization)                     Identification No.)

               44489 TOWN CENTER WAY, #D415, PALM DESERT, CA 92260 (Address of principal executive offices) (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (760) 342-8040

Securities to be registered under Section 12(b) of the Exchange Act:

         Title of each class           Name of each exchange on which
         to be so registered           each class is to be registered

                None                               None

Securities to br registered under Section 12(g) of the Exchange Act:

                         COMMON STOCK, $0.001 PAR VALUE

                                (Title of class)

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                                TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                                    PAGE

PART I

Item 1.  Description of Business............................................. 3

Item 2.  Management's Discussion and Analysis or Plan of Operations.......... 3

Item 3.  Description of Property............................................. 9

Item 4.  Security Ownership of Certain Beneficial Owners and Management...... 9

Item 5.  Directors, Executive Officers, Promoters and Control Persons;.......10

Item 6.  Executive Compensation..............................................11

Item 7.  Certain Relationships and Related Transactions......................11

Item 8.  Description of Securities...........................................11

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity

                  and Other Shareholder Matters..............................12

Item 2.  Legal Proceedings...................................................12

Item 3.  Changes in and Disagreements With Accountants.......................12

Item 4.  Recent Sales of Unregistered Securities.............................12

Item 5.  Indemnification of Directors and Officers...........................12

Part F/S Financial Statements................................................13

PART III

Item 1.  Index to Exhibits...................................................13

Item 2.  Description of Exhibits.............................................14

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

The Company has not engaged in any operations other than organizational matters. Far Reach Holdings, Ltd., a Nevada corporation (the "Company") was incorporated on May 23, 1996, and was formed specifically to be a "clean public shell" and for the purpose of either merging with or acquiring an operating company with operating history and assets.

The primary activity of the Company will involve seeking merger or acquisition candidates with whom it can either merge or acquire. The Company has not selected any company for acquisition or merger and does not intend to limit potential acquisition candidates to any particular field or industry, but does retain the right to limit acquisition or merger candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

The executive offices of the Company are located at 44489 Town Center Way, #D415, Palm Desert, CA 92260. Its telephone number is (760) 342-8040.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Plan of Operation - General

The Company was organized for the purpose of creating a corporate vehicle to seek, investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or promoter of the Company has had any material discussions with any other company with respect to any acquisition of that company. Of the 2,000,000 outstanding shares of the Company's Common Stock, 400,000 shares are currently freely tradable under the Rule 144 exemption promulgated under the Securities Act of 1933. See Item 8 "Description of Securities." The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. The discussion of the proposed business under this caption and throughout is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Company intends to obtain funds in one or more private placements to finance the operation of any acquired business. Persons purchasing securities in these placements and other shareholders will likely not have the opportunity to

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participate in the decision relating to any acquisition.  The Company's proposed business is sometimes referred to as a "blind pool" because any investors will entrust their investment monies to the Company's management before they have a
chance  to  analyze  any   ultimate  use  to  which  their  money  may  be  put.
Consequently,  the  Company's  potential  success  is heavily  dependent  on the
Company's  management,   which  will  have  virtually  unlimited  discretion  in
searching for and entering into a business opportunity. None of the officers and directors of the Company has had any experience in the proposed business of the Company. There can be no assurance that the Company has had any experience in the proposed business of the Company. There can be no assurance that the Company will be able to raise any funds in private placement. In any private placement, management may purchase shares on the same terms as offered in the private placement.(See "Item 5, Directors, Executive Officers, Promoters and Control Persons").

Management anticipates that it will only participate in one potential business venture. This lack of diversification should be considered a substantial risk in investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with a firm that only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets, or an established company seeking a public vehicle. In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly owned subsidiaries in various business or purchase existing businesses as subsidiaries. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management had adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company. As part of any transaction, the acquired company may require that Management or other stockholders of the Company sell all or a portion of their shares to the acquired company, or to the

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principals of the acquired  company.  It is anticipated  that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock at such a time. The Company's funds are not expected to be used for purposes of any stock purchase from insiders. The Company shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will potentially be less than market value, that the potential of a stock sale will be a material factor in their decision to enter a specific transaction.

The above description of potential sales of management stock is not based upon any corporate bylaw, shareholder or board resolution, or contract or agreement. No other payments of cash or property are expected to be received by Management in connection with any acquisition. The Company has not formulated any policy regarding the use of consultants or outside advisors, but does not anticipate that it will use the services of such persons.

The Company has, and will continue to have, insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents. However, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The Company does not intend to make any loans to any prospective merger or acquisition candidates or unaffiliated third parties.

Sources of Opportunities

The Company anticipates that business opportunities for possible acquisition will be referred by various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations. The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time (not more than a couple hours per week) to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full time in investigating and closing any acquisition. In addition, in the face

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of  competing  demands for their time,  the  officers  and  directors  may grant priority to their full-time positions rather than to the Company.

Evaluation of Opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company. Management intends to concentrate on identifying prospective business opportunities that may be brought to its attention through present associations with management.

In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies that may not succeed. The Company and, therefore, its shareholders will assume such risks.

The Company will not restrict its search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

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Acquisition of Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market in the Company's Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal
Revenue Code of 1986, as amended (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including past and current investors, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event that the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including past and current investors.

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The Company will not have sufficient  funds (unless it is able to raise funds in a private placement) to undertake any significant development, marketing and manufacturing of any products which may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision were made not to participate in a specific business opportunity the costs therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

Management  believes  that the  Company  may be able to benefit  from the use of
"leverage" in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price for that business. Through a leveraged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquiring a business opportunity, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose or the impact thereof on the Company.

Competition

The Company is an insignificant participant among firms which engage in business

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combinations  with, or financing of,  development stage  enterprises.  There are many  established  management  and  financial  consulting  companies and venture
capital  firms  which  have   significantly   greater  financial  and  personnel
resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at a significant competitors.

Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. While the Company does not intend to engage in such activities, the Company could become subject to regulation under the Investment Company Act of 1940 in the event the Company obtains or  continues  to hold a minority  interest  in a number of  development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood that the Company could be classified as an "investment company."

The Company intends to structure a merger or acquisition in such a manner as to minimize Federal and state tax consequences to the Company and to any target company.

Employees

The Company's only employees at the present time is its sole officer and director, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Item 5, Directors, Executive Officers, Promoters and Control Persons").

ITEM 3.  DESCRIPTION OF PROPERTY.

The company has a working agreement with the Company president for use of office space, telephones and secretarial services supplied on a gratis basis.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group, as of December 31, 1999.

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                                           Percentage of

  Name of                 Number of         outstanding
Stockholder             Shares Owned       Common Shares

Shirley Bethurum         1,600,000              80%

All officers and
directors as a

group                    1,600,000              80%

The address of Ms. Bethurum is care of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers.

The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the director and executive officer of the Company is as follows.

Shirley Bethurum, 71, has been Sole Director, President and Secretary of the Company since her appointment on May 27, 1996. Ms. Bethurum has been a principal of several start-up companies. Her experience and skills include office management, manufacturing design and equipment purchase, purchase and supply management, direct sales and advertising implementation, warehouse management and fulfillment, new product introduction and start-up and financial management. Since 1978, Ms. Bethurum has been the general manager of Bethurum Research and Development, a pharmaceutical and laboratory company which develops, manufactures, markets and sells several environmentally-safe and FDA-registered products including Easy-Ivy (TM), Beach-Aid (TM), Inter-Fear-On-Magic (TM) and Bushwhacker (TM). Additionally Ms. Bethurum serves as an officer and director of other for profit corporations. Some of which maintain a public trading status.

Conflicts of Interest

Certain conflicts of interest now exist and will continue to exist between the Company and its officers and directors due to the fact that each has other business interests to which he devotes his primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of the Company. Certain conflicts of interest may exist between the Company and its management, and conflicts may develop in the future. The Company has not established policies or procedures for the resolution of current or potential conflicts of interests between the Company, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of the Company, and failure by management to conduct the Company's business in the Company's best interest may result in liability to the management. The officers and directors are accountable to the Company as fiduciaries, which means that they are required to exercise good faith and integrity in handling the Company's affairs. Shareholders who believe that the Company has been harmed by failure of an officer or director to appropriately resolve any conflict of interest may, subject to applicable rule of civil procedure, be able to bring a class action or derivative suit to enforce their rights and the Company's rights.

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The Company has no  arrangement,  understanding  or  intention to enter into any transaction for participating in any business opportunity with any officer, director, or principal shareholder or with any firm or business organization with which such persons are affiliated, whether by reason of stock ownership, position as an officer or director, or otherwise.

ITEM 6.  EXECUTIVE COMPENSATION.

No compensation is paid or anticipated to be paid by the Company. It is possible that upon an acquisition some compensation may be paid to management. On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business opportunity acquired, particularly if the Company participates in a business opportunity by effecting a reorganization, merger or consolidation. If any member of current management remains after effecting a business opportunity acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business which cannot be predicted. Compensation of management will be determined by the new board of directors, and shareholders of the Company will not have the opportunity to vote on or approve such compensation.

Directors currently receive no compensation for their duties as directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In connection with organizing the Company, on June 10, 1996, persons consisting of its officers, directors, and other individuals were issued a total of 1,000 shares of Common Stock without nominal or par value. On November 11, 1999, the outstanding shares were forward split 100 to 1 and the par value was changed to $.001, resulting in a total of 1,000,000 shares outstanding. Under Rule 405 promulgated under the Securities Act of 1933, Ms Bethurum may be deemed to be a promoter of the Company. No other persons are known to Management that would be deemed to be promoters.

ITEM 8.  DESCRIPTION OF SECURITIES.

Each shareholder of Common Stock, either in person or by proxy, may cast one vote per share of Common Stock held on all matters to be voted on. The presence, in person or by proxy, of the holders of a majority of the total number of shares entitled to vote constitutes a quorum for the transaction of business. Assuming that a quorum is present, the affirmative vote of a majority of the shares of the Company present in person or represented by proxy is required. The Company's articles do not provide for cumulative voting or preemptive rights.

There are no outstanding options or warrants of any kind for the Company's stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

The Company's Common Stock is not currently traded. The Company is preparing to make application to trade its stock on the NQB Pink Sheets.

No dividends have been declared on the Company's stock. Nor does the Company foresee any dividends being declared in the near future.

ITEM 2.  LEGAL PROCEEDINGS.

Not Applicable.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

There have been no sales of the Company's securities. As noted above, in connection with organizing the Company, on June 10, 1996, persons consisting of its officers, directors, and other individuals were issued a total of 1,000 shares of Common Stock without nominal or par value. On November 11, 1999, those outstanding shares were forward split 1,000 to 1 and the par value was changed to $.001, resulting in a total of 1,000,000 shares outstanding.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under the Nevada Business Associations Act (the "Business Association Act") Title 7, Chapter 78, directors of the Company will be liable to the Company or its shareholders for (a) the amount of a financial benefit received by the director to which the director is not entitled; (b) an intentional infliction of harm on the Company or its shareholders; (c) certain unlawful distributions to shareholders; and (d) an intentional violation of criminal law. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

The Company's By-laws require the Company to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director of the Corporation, to the fullest extent allowed by the Business Association Act. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the Business Association Act, subject to the requirements of the Business Association Act. In addition, the Company may, in its sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Business Association Act, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Company, except where indemnification is mandatory pursuant to the Business Association Act, in which case the Company is required to indemnify to the fullest extent required by the Business Association Act.

PART F/S
FINANCIAL STATEMENTS

The financial statements of the Company and supplementary data are included immediately following the signature page to this report. See Part III, Item 1 for a list of the financial statements and financial statement schedules included.

PART III

ITEM 1.  INDEX TO EXHIBITS.

         (a) The following documents are filed as part of this report.

1.  FINANCIAL STATEMENTS                                                    PAGE

Independent Auditor's Report .............................................   F-1

Balance Sheets
 December 31, 1999 and 1998 ..............................................   F-2

Statements of Operations
 For the Years Ended December 31, 1999 and 1998 ..........................   F-3

Statements of Changes in Stockholders' Equity
 For the Years Ended December 31, 1999 and 1998 ..........................   F-4

Statements of Cash Flows
 For the Years Ended December 31, 1999 and 1998 ..........................   F-5

Notes to Consolidated Financial Statements ...............................   F-6

2.  FINANCIAL STATEMENT SCHEDULES

         The following financial statement schedules required by Regulation S-X are included herein.

         All Schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3.  EXHIBITS

         The following exhibits are included as part of this report:

Exhibit

NUMBER

                  EXHIBIT

3.1               Articles of Articles of Incorporation

3.2               Certificate of Amendment of Articles of Incorporation

3.3               By-Laws.

27.1              Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Far Reach Holdings, Ltd.

DATE:   January 13, 1999

BY:  /S/

     Shirley A. Bethurum, President
       (Principal Executive and
        Accounting Officer)

                          INDEPENDENT AUDITOR'S REPORT

Far Reach Holdings, Ltd.
(A Development Stage Company)

           We have audited the accompanying balance sheets of Far Reach Holdings, Ltd. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the two years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Far Reach Holdings, Ltd. (a development stage company) as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the two years ended December 31, 1999 in conformity with generally accepted accounting principles.

                                                   Respectfully submitted


                                                    /s/ Robison, Hill & Co.
                                                   Certified Public Accountants

Salt Lake City, Utah
January 7, 2000

                            FAR REACH HOLDINGS, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                                              December 31,
                                                          ---------------------
                                                           1999           1998
                                                          -------       -------

Assets: ............................................      $  --         $  --
                                                          =======       =======

Liabilities - Accounts Payable .....................      $  --         $   200
                                                          -------       -------

Stockholders' Equity:
  Common Stock, Par value $.001

    Authorized 100,000,000 shares,
    Issued 1,000,000 shares at December 31,

    1999 and 1998 ..................................        1,000         1,000
  Paid-In Capital ..................................          440          --
  Retained Deficit .................................       (1,200)       (1,200)
  Deficit Accumulated During the
    Development Stage ..............................         (240)         --
                                                          -------       -------

     Total Stockholders' Equity ....................         --            (200)
                                                          -------       -------

     Total Liabilities and

       Stockholders' Equity ........................      $  --         $  --
                                                          =======       =======
















   The accompanying notes are an integral part of these financial statements.

                            FAR REACH HOLDINGS, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                      Cumulative
                                                                          since
                                                                       inception
                                                 For the year ended         of
                                                     December 31,    development
                                                  -----------------
                                                   1999        1998       stage
                                                  -----       -----       -----
Revenues: ..................................      $--         $--         $--

Expenses: ..................................        240         100         240
                                                  -----       -----       -----

     Net Loss ..............................      $(240)      $(100)      $(240)
                                                  -----       -----       -----

Basic & Diluted loss per share .............      $--         $--
                                                  =====       =====























   The accompanying notes are an integral part of these financial statements.

                            FAR REACH HOLDINGS, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                        Deficit
                                                                                      Accumulated
                                                                                         During
                                            Common Stock        Paid-In    Retained   Development
                                         Shares    Par Value    Capital     Deficit       Stage
                                       ---------  ---------   ---------   ---------    ---------
Balance at May 23, 1996 (inception)        --     $    --     $    --     $    --      $    --

June 10, 1996 Issuance of Stock for
Services and payment

 of Accounts Payable ..............       1,000       1,000        --          --           --

Net Loss ..........................        --          --          --        (1,000)        --
                                      ---------   ---------   ---------   ---------    ---------

Balance at December 31, 1996 ......        --          --          --        (1,000)        --

Net Loss ..........................        --          --          --           100         --
                                      ---------   ---------   ---------   ---------    ---------

Balance at December 31, 1997

 As Originally Reported ...........       1,000       1,000        --        (1,100)        --

Retroactive adjustment for 1,000

 to 1 stock split November 11, 1999     999,000        --          --          --           --
                                      ---------   ---------   ---------   ---------    ---------

Restated balance January 1, 1998 ..   1,000,000       1,000        --        (1,100)        --

Net Loss ..........................        --          --          --          (100)        --
                                      ---------   ---------   ---------   ---------    ---------
Balance at December 31, 1998 ......   1,000,000       1,000        --        (1,200)        --

Capital contributed by Shareholder         --          --           440        --           --
Net Loss ..........................        --          --          --          --           (240)
                                      ---------   ---------   ---------   ---------    ---------

Balance at December 31, 1999 ......   1,000,000 $     1,000   $     440   $  (1,200)   $    (240)
                                      =========   =========   =========   =========    =========






   The accompanying notes are an integral part of these financial statements.

                            FAR REACH HOLDINGS, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                        Cumulative
                                                                          Since
                                                                        Inception
                                                   For the years ended      of
                                                          December 31,  Development
                                                        ---------------
                                                         1999     1998    Stage
                                                        ------   ------   -----
CASH FLOWS FROM OPERATING

ACTIVITIES:

Net Loss ............................................   $(240)   $(100)   $(240)
Increase (Decrease) in Accounts Payable .............    (200)     100     (200)
                                                        -----    -----    -----
  Net Cash Used in operating activities .............    (440)    --       (440)
                                                        -----    -----    -----

CASH FLOWS FROM INVESTING

ACTIVITIES:
Net cash provided by

  investing activities ..............................    --       --       --
                                                        -----    -----    -----

CASH FLOWS FROM FINANCING

ACTIVITIES:

Capital contributed by shareholder ..................     440     --        440
                                                        -----    -----    -----
Net Cash Provided by

  Financing Activities ..............................     440     --        440
                                                        -----    -----    -----

Net (Decrease) Increase in

  Cash and Cash Equivalents .........................    --       --       --
Cash and Cash Equivalents
  at Beginning of Period ............................    --       --       --
                                                        -----    -----    -----
Cash and Cash Equivalents

  at End of Period ..................................   $--      $--      $--
                                                        =====    =====    =====

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:

  Interest ..........................................   $--      $--      $--
  Franchise and income taxes ........................   $ 300    $--      $ 300

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND

FINANCING ACTIVITIES: None

   The accompanying notes are an integral part of these financial statements.

                            FAR REACH HOLDINGS, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           This summary of accounting policies for Far Reach Holdings, Ltd. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ORGANIZATION AND BASIS OF PRESENTATION

           The Company was incorporated under the laws of the State of Nevada on May 23, 1996. The Company ceased all operating activities during the period from May 23, 1996 to June 5, 1999 and was considered dormant. Since June 5, 1999, the Company is in the development stage, and has not commenced planned principal operations.

NATURE OF BUSINESS

           The Company has no products or services as of December 31, 1999. The Company was organized as a vehicle to seek merger or acquisition candidates. The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

CASH AND CASH EQUIVALENTS

           For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

PERVASIVENESS OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            FAR REACH HOLDINGS, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                   (CONTINUED)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOSS PER SHARE

           The reconciliations of the numerators and denominators of the basic loss per share computations are as follows:

                                                                      Per-Share
                                             INCOME        SHARES       AMOUNT
                                           (Numerator)  (Denominator)

                                           FOR THE YEAR ENDED DECEMBER 31, 1999
Basic Loss per Share

Loss to common shareholders ............    $    (240)    1,000,000    $    --
                                            =========     =========    =========


                                           FOR THE YEAR ENDED DECEMBER 31, 1998
Basic Loss per Share

Loss to common shareholders ............    $    (100)    1,000,000    $    --
                                            =========     =========    =========

           The  effect  of  outstanding   common  stock   equivalents  would  be
anti-dilutive for December 31, 1999 and 1998 and are thus not considered.

NOTE 2 - INCOME TAXES

           As of December 31, 1999, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $1,000 that may be offset against future taxable income through 2011. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

                            FAR REACH HOLDINGS, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                   (CONTINUED)

NOTE 3 - DEVELOPMENT STAGE COMPANY

           The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage.

NOTE 4 - COMMITMENTS

           As of December 31, 1999 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5 - STOCK SPLIT

           On November 11, 1999 the Board of Directors authorized 1,000 to 1 stock split, changed the authorized number of shares to 100,000,000 shares and the par value to $.001 for the Company's common stock. As a result of the split, 999,000 shares were issued. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1999 and 1998 have been restated to reflect the stock split.